Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The Bank of New York Mellon Corporation

	Quarter ended
(dollars in millions)	March 31, 2018	Dec. 31, 2017	March 31, 2017
Earnings
Income before income taxes	$1,444	$728	$1,206
Net loss (income) attributable to noncontrolling interests	9	(6)	(15)
Income before income taxes attributable to shareholders of The Bank of New York Mellon Corporation	1,453	722	1,191
Fixed charges, excluding interest on deposits	369	328	183
Income before income taxes and fixed charges, excluding interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	1,822	1,050	1,374
Interest on deposits	117	64	9
Income before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	$1,939	$1,114	$1,383
Fixed charges
Interest expense, excluding interest on deposits	$345	$304	$159
One-third net rental expense (a)	24	24	24
Total fixed charges, excluding interest on deposits	369	328	183
Interest on deposits	117	64	9
Total fixed charges, including interests on deposits	$486	$392	$192
Preferred stock dividends	$36	$49	$42

Total fixed charges and preferred stock dividends, excluding interest on deposits	$405	$377	$225
Total fixed charges and preferred stock dividends, including interest on deposits	$522	$441	$234

Earnings to fixed charges ratios
Excluding interest on deposits	4.94	3.20	7.51
Including interest on deposits	3.99	2.84	7.20

Earnings to fixed charges and preferred stock dividends ratios
Excluding interest on deposits	4.50	2.79	6.11
Including interest on deposits	3.71	2.53	5.91

(a)	The proportion deemed representative of the interest factor.